Filed by South Mountain Merger Corp.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: South Mountain Merger Corp.
Commission File No.: 001-38947
Date: October 19, 2020

The following is a transcript of a presentation given by members of the management teams of South Mountain Merger Corp. and Factor Systems, Inc. (d/b/a Billtrust) on October 19, 2020

C O R P O R A T E  P A R T I C I P A N T S

Alexis Tessier, Investor Relations, ICR, Inc.

Chuck Bernicker, Chief Executive Officer, President, and Director, South Mountain Merger Corporation

Flint Lane, Founder and Chief Executive Officer, Billtrust

Steve Pinado, President, Billtrust

Mark Shifke, Chief Financial Officer, Billtrust

P R E S E N T A T I O N

Alexis Tessier

Hi, everyone. I’m Alexis Tessier from ICR, and I’d like to welcome you to the Billtrust and South Mountain Merger Corporation Transaction Announcement Webcast.

Before we get started, I need to go through some of the fine print. The information discussed today is qualified in its entirety by the Form 8-K that has been filed today by South Mountain Merger Corporation and may be accessed on the SEC’s website, including the exhibits thereto.

There is an investor deck filed with the SEC by South Mountain Merger Corporation as an exhibit to that Form 8-K which may be helpful to reference in conjunction with this presentation. The presentation can also be found at Billtrust.com under the Investor section.

Please review the disclaimers and reconciliations to non-GAAP financial information included therein, and refer to that as a guide for today’s discussion.

Hosting today’s webcast are Chuck Bernicker, Chief Executive Officer, President and Director of South Mountain; Flint Lane, Founder and Chief Executive Officer of Billtrust; Steve Pinado, President of Billtrust; and Mark Shifke, Chief Financial Officer of Billtrust.

Please note that South Mountain and Billtrust will not be fielding any questions on today’s webcast.

With that, I’d like to turn the call over to Chuck Bernicker. Chuck, please go ahead.

South Mountain Merger Corporation – Billtrust and South Mountain Merger Corporation Transaction Announcement
Chuck Bernicker

Thanks, and thank you all for joining. We really appreciate your interest in learning more about this opportunity.

By way of background, I was the former CFO of CardConnect which we took public through a SPAC in 2016 and subsequently sold the company to First Data in 2017. I left the company in 2018 and began consulting to other SPAC transactions including two highly successful transactions, Intermex and Repay. In 2019, I launched South Mountain to leverage my extensive experience in both SPAC and fintech. As a fintech-focused SPAC, we identified B2B as an area of focus as we believe there’s a tremendous opportunity to transform the complex environment of business-to-business transactions, which led us to Billtrust. Next slide, please?

I was first introduced to Billtrust in 2014 when at CardConnect. We had a commercial relationship with Billtrust where we provided gateway services and Billtrust helped us navigate the complexities of the enterprise world. This relationship still exists today with Finserve and First Union. Over the years, I’ve had the pleasure of watching Billtrust grow and thrive solving really complex problems in the accounts receivable space. Flint and his team are leaders in the digital transformation of accounts receivable and represent the future of B2B payments. I could not be more excited to partner with this team.

With that, I’ll turn it over to Flint Lane, Founder and CEO of Billtrust, to tell you about the business.

Flint Lane

Thank you, Chuck. And thank you, everybody, for joining us today.

I’m Flint. I’m the CEO and Founder. I started Billtrust 19 years ago with the thesis that the world is moving to electronic billing and billers were going to need help with that transition. The idea for Billtrust actually came from a previous company I had co-founded called Paytrust back in the late 90s. Paytrust allowed consumers to receive and pay all of their bills online. And the way we would do that is by redirecting their paper bills to a processing center where they would be scanned and digitized and presented via a website. It was a relatively inefficient process but we knew that going to billers to get these bills electronically was going to be the future. We attempted that strategy but were foiled because of the time billers could barely get a bill on their website much less deliver to a third party like Paytrust.

And that’s where the idea for Billtrust germinated. The world’s moving to e-billing, billers were going to need help. That was not a wildly crazy bet. Many people thought that at the time. However, the way we went about it was very different. We modeled our business much like CheckFree did in the online bill pay industry. In the old days, when online bill pay was launching, in order to deliver a 100% experience, CheckFree and others would allow consumers to pay all their bills online but in the background often they would cut a paper check, and that was the best way to control the transition from a analog or print to digital payment.

Billtrust has modeled our business on that same sort of transactional shift. We help our customers with their printing and mailing of their invoices but for the sole purpose of converting those to electronic transactions. And over the last 19 years, we’ve seen a significant shift from analog to digital amongst our customers. The first 10 years we were focused on invoicing and payments and offering a complete end-to-end invoicing and payment solution. Over the last eight years, we’ve rounded out our accounts receivable solution with many other capabilities. To date, we have over 1,800 customers, a high degree of customer retention, growing margins, and a B2B payments business that is second to none in the accounts receivable space.
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South Mountain Merger Corporation – Billtrust and South Mountain Merger Corporation Transaction Announcement
I’m joined today by two of the leaders of Billtrust, Steve Pinado, who joined us three years ago from Constellation Software and brings a wealth of payments experience to Billtrust; and Mark Shifke, our CFO, joined eight months ago. He was the CFO of the publicly traded company, Green Dot. We’ll be tag teaming today’s presentation.

And with that, I will pass it over to Mark.

Mark Shifke

Thanks, Flint. And thanks to everyone on the call.

I was introduced to the Billtrust story about a year ago, and I’m confident that after sharing our presentation and learning more about us, you’ll be as excited about the opportunity as I was when joining.

We have an enormous status (phon) in payments TAM in front of us. We are just at the very early stages of monetizing the shift to electronic payments. Our comprehensive integrated solutions are making us a sustainable leader, with strong top line growth, and high margins.

Let’s turn to the next slide and look at the TAM.

Our software opportunity stacks up against 280 billion in global invoices, a market that is growing 22% a year. And our payment opportunity stacks up against $120 trillion in commercial payments. AR is the lifeblood of corporations. If they don’t have cash they can’t pay their bills and they can’t operate. But surprisingly, the system of B2B payments is highly inefficient. As you can see, more than 50% of B2B payments remain on paper check, which is a lengthy, cumbersome and somewhat risky process, especially today, when you have to hope there was someone in the office on the other end to send that check. There are strong payout wins in this as this market continues to shift to digital, and these trends have only been accelerated by COVID-19. The TAM will continue to grow and we are well-positioned to own a disproportionate share.

I’ll now hand it back to Flint and we can turn to the next slide.

Flint Lane

So, accounts receivable is a complex process for most organizations to manage on their own. On the other side of the ledger is accounts payable, often called procure-to-pay. And you may be familiar with that. There are many companies out there trying to automate accounts payable. AR, often called the B2B payments space, actually doesn’t start with a payment, it doesn’t start with an invoice, it actually doesn’t even start with an order. It starts with a credit decision. Our customers are selling based on a promise to pay so they have to establish the creditworthiness of their customers. Once they do, they can start processing orders, invoicing for those goods and services, collecting payments, applying cash and doing collections. Each of these steps is generally a disjoint process at our customers’ organizations. It is highly paper intensive and is ripe for innovation.

And that’s where Billtrust comes in. We sell a core group of solutions integrated into the Billtrust receivables solution to solve each of these AR type of problems. Invoicing and payments has been our lifeblood and we’ve been at that for 19 years and represents more than 60% of our revenue. With that solution our customers can allow us to, in our cloud-based solution, help them transform the way they do invoicing and payments from a predominantly paper-based activity to electronic invoicing and payments.
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South Mountain Merger Corporation – Billtrust and South Mountain Merger Corporation Transaction Announcement
But it’s not the only solutions we offer. Our solution sales experts go into each opportunity trying to understand where the biggest pain point is and are looking for an area to land and then expand. Take collections, for instance. The majority of our customers still print out aging reports and then just go top to bottom calling their customers to try to collect. If you have 100 customers, that’s fine. Many of our customers have 100,000 customers, that makes it very difficult to be automated with a collections process, and we will offer a solution that uses artificial intelligence to make that process more seamless. And each of these modules is designed in such a way to solve one of those AR type problems.

This is sort of what it looks like when we arrive at an opportunity. Yes, our customers have an AR department and yes they can get accounts receivable done, but is wildly inefficient. Unfortunately, each of these organizations is sort of on their own. They’re not getting much IT support because their IT resources are focused on revenue generating activity and the back office doesn’t get a lot of focus. And that’s where Billtrust has such a great opportunity. Much like most organizations don’t do their own payroll, most organizations are starting to realize that they shouldn’t be doing their own accounts receivable and they should be adopting solutions like Billtrust offers.

One of the things that has made this picture even more complex is the advent of accounts payable solutions. Ariba was one of the first to market with a solution that allowed AP departments to automate the ingestion of invoices by asking accounts receivable departments to type invoices into a portal. It was great for the AP department but really difficult for the accounts receivable department. We offer a solution that automates that process by directly connecting via API or through robotic processing to automate the entry of invoices into the many and growing AP portals out there.

We like to say we bring order to chaos. As I mentioned earlier, we start with one or two of our solutions and then we grow over time. Because of our focus on outcomes, we are trying to drive better business outcomes for our customers. We generally are driving high degrees of customer satisfaction, and therefore high customer retention, and we’re able to expand our share of wallet within each of our customers over time. And once they’re several years into our relationship, there’s normally two or three or sometimes four solutions, each solving significant issues with their AR department.

I mentioned the complications that arise from accounts payable. One of the ones that is most often talked about is the advent of virtual cards or single-use credit cards, and the AP departments are trying to move spend on to credit cards so that they can get interchange rebates and there’s AP providers that are helping with that transition. Banks are offering the solutions, independent software companies are offering the solutions, and it’s been a big change in the market over the last 10 years or so. These are great solutions for the AP department. They are now able to monetize spend and turn into a mini profit center. Great for the AP software vendor and the banks because they’re able to offer a great service to their customers, and also make money by doing so. But it’s really terrible for the accounts receivable department.

It’s one thing to ask the accounts receivable department to bear the expense of the credit card, but the delivery mechanism for those credit cards is incredibly complex. An email is delivered often with only half of a credit card number, the AR department has to log into a website to get the other half, they have to manually run the transaction through some kind of device, then they have to open a file that includes remittance information so they can post it to their ERP. You get a dozen of those a month, no big deal. We have customers who are getting 10,000 of those emailed payments per month and it is a big mess.

So that’s why three years ago we’ve launched something called the Business Payments Network. The best way to think about this is it’s sort of like the Venmo for B2B payments. When you pay your friends via Venmo you don’t first call them up and ask them what their bank account number is and their routing number, you just send the payment via Venmo, and Venmo accesses a directory of people who like to get paid and it’s also a money movement tool. And that’s what the Business Payments Network is for B2B.
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South Mountain Merger Corporation – Billtrust and South Mountain Merger Corporation Transaction Announcement
Further complications in B2B are around remittance data. So, the Business Payments Network accesses a directory of suppliers who like to get paid a money movement tool but also a remittance aggregation engine. Over the last three years we’ve partnered with some of the biggest brands in the accounts payable space to allow them to pay more suppliers through the Business Payments Network and solve some of their business problems. For the suppliers who are receiving payments, we act as a single aggregation engine for payments and remittance data so that they can easily apply cash into their ERP. Later, we’ll have some data about the enormous growth that we’ve seen in the Business Payments Network.

We’re not the only ones who’ve recognized this B2B payments opportunity. There are other providers out there also focused on this opportunity but from a slightly different lens. On the small and medium sized business scale, you see companies like bill.com who are focused on both AR and AP. Bill.com is not a competitor of ours. They focus on customers much smaller than we do. We generally focus on customers $50 million in revenue and up, and they’re at the SMB level. In fact, many of the invoices that we send out via Billtrust go into bill.com type customers, and they’re actually emailed into the bill.com platform. Many of the payments that come from bill.com come back to Billtrust customers to maybe one of our cash application solutions. Coupa is focused on the same sized customers that Billtrust is, but it’s solely on the procurement and accounts payable side. They also offer a solution called Coupa Pay. They’re early in that journey but they would be a likely partner at some point on BPN as well. So, the three of us are figuring out how to solve B2B payments from a slightly different lens.

With that, I’m going to pass it to our President, Steve Pinado.

Steve Pinado

Thanks, Flint. And thanks to everybody for participating today.

I came to know Billtrust and Flint nearly five years ago as they were a key acquisition target for us at Constellation. Over a couple of years I got to know the business and Flint better, and my perceptions were affirmed so much so that I ended up joining Flint to help lead the business.

What you see here is a depiction of our platform. Earlier Flint talked about the various needs across the accounts receivable spectrum. Well we have modules that map to those needs. So if you look at the blue ring in this circle that begins with collections and credit, those were the modules that we go to market with. Generally, we’re selling two or less at a time and the modules are interconnected. So, for example, in our order or e-commerce module, in line a potential buyer can apply for credit and in an instant response fashion be able to get open-to-buy to consummate a transaction. Payments are interwoven also throughout the platform and we seek to create a payment capture and remittance capture capability at every place where we are presenting invoice data to facilitate electronic payments and quality remittance. Next slide, please?

So why do we win? We win because we provide mission critical software that finance professionals rely on everyday to do critical tasks that must be completed. Our platform is connected in many ways to the ecosystem that’s necessary to achieve the outcomes we drive. Whether that’s with banks for lockbox data, card issuers for payment initiation, acquirers for payment authorization, or underlying ERP systems which are so critical to our customers, those connections are critically important in ‘hard to manage on your own’ as a corporate.

We win because we drive real business outcomes that are quantifiable to our customers and prospects. They could be reduced operating expense due to labor savings or simply more efficient processes, reduction in DSO, increase in recoveries during collections, real tangible benefits that are derived from using our solution set.
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South Mountain Merger Corporation – Billtrust and South Mountain Merger Corporation Transaction Announcement
In addition, we solve the complexities and challenges across money movement, whether it’s payment acceptance at an efficient rate, remittance capture in a way that combines that data with a payment, or taking on some of the challenging privacy risk or regulatory compliance things that B2B companies who accept payments must undertake. Our dollar retention and the NPS we get from our customers is great evidence of that value, and we’re super proud of that. Next slide, please?

We serve a variety of customers across multiple industries of various sizes. The thing that connects these customers and that creates the problem that we solve so well is the complexity of their billing. They tend to have a large and diverse set of buyers that requires them to present invoices in many, many ways. Whether it’s going to an AP portal, whether it’s on a branded portal, there’s real complexity there that when you achieve it you get greater AR efficiency. As you can see from the slide, we have been able to command significant market share in a variety of industries where these dynamics exist. Next slide, please?

Let me see if I can bring this to life with some examples of our customers.

On the left side, you see the example of a customer that endeavored to begin accepting electronic payments via ACH. They open that opportunity up to their customer base and they created a portal where customers could upload remittance data and then they set out trying to match the payment data they receive from their bank and the remittance data they receive from another place. What they ended up doing was creating a highly time consuming process for them and actually slowing down their cash application and reducing customer satisfaction.

We implemented our cash application solution for this company, which enabled a significant reduction in the hours spent applying cash, it highly increased the match rate, the ending match rate of invoices and payment data, and it allowed them to drive additional electronic payments over time.

On the right side of the page, you see a story about a customer that was a manual biller. They printed and mailed bills on their own, with their own team, with their own equipment, they deployed capital to manage the assets required to issue invoices this way and it was highly manual, highly inefficient and depended upon internal resources. Over time, we’ve been able to help that business achieve a 71% electronic (inaudible) rate across all their customers. We worked with them with our e-adoption team and worked directly with their customers to enroll them in electronic invoicing and payment so much so that we were able to get tens of thousands of them to shift over to this method in a single year. And now, after a few years of working together, they are presenting invoices at a greater rate than they were mailing prior. Next slide, please?

A little bit how we go to market. We’ve touched on land and expand a bit earlier, and this slide sort of depicts that. We have a motion for acquiring new logos, as well as a specific motion for expanding our relationships within existing customers. When you think about our markets as midmarket and enterprise. Midmarket begins at $50 million in revenue, and enterprise extends to the largest companies in the world.

In the midmarket, where there are many, many companies, we take a broad campaign-based approach to filling the top of our funnel. We then qualify and assess that top of funnel activity with a dedicated account development team that delivers qualified pipeline to our direct sales organization for the midmarket.

In the enterprise sector, where companies are bigger and the deal size is larger, we take a more focused and targeted approach using account-based marketing, where we identify specific personas and specific individuals within our named accounts and our enterprise sales team manages a smaller set of specific named accounts to penetrate their opportunity, their dedicated opportunity.
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South Mountain Merger Corporation – Billtrust and South Mountain Merger Corporation Transaction Announcement
With existing customers, we take a slightly different account. These are still quota carrying reps with named accounts within our customer base, but we use our marketing analytics to target the opportunity within each account so we know which customers are using which solutions and which they are likely to buy next based upon underlying data around their industry and their activity. This is largely a direct sales effort for us but we do have some channel and referral activity that also delivers qualified pipeline into our organization. Next slide, please?

So let’s talk about how we grow into the future. I’ve touched on our direct sales approach and that is one where we can add resource to that, we can scale a number of reps and number of accounts we target and the amount of activity we deploy to create new demand. Channel distribution is another expansion opportunity for us, where we have some of its going on today, there is really a strong opportunity for us to increase our indirect sales and drive more activity from that.

Payments we’ve talked a bit about today on a couple of levels. It is a major growth opportunity for us. It is an opportunity within our existing customer base, because that is underpenetrated to this point. It is an opportunity to attach to every new logo that we sell, and we further have an opportunity to monetize the increasing volume at our Business Payments Network. The Business Payments Network was built on top of our infrastructure. We are having great success scaling that and we’ll continue to monetize that as it scales over time.

Today, we are largely serving North American domiciled customers, and there is further opportunity to grow beyond that footprint using existing capabilities we have today.

And as Flint mentioned earlier, we have been a successful acquirer in our history and there are continued acquisition opportunities for us. And they generally live within a few categories. The first is adjacent functionality. So we look for functionality that our current buyers use in their everyday life that can be connected into our platform to drive incremental benefit for our customers. There are also additional roll-up opportunities for competitors and other participants in our industry. And then lastly, there are businesses that look close to what we do in geographies outside of North America which are interesting targets as well. Next slide, please?

Let me see if I can frame the payments monetization opportunity a bit.

If we look across the B2B world, there’s $120 trillion in annual payment activity. Much of it’s still manual, much of it converting, but a significant opportunity. Within the Billtrust processing environment alone, there’s $1 trillion worth of activity, invoice activity that flows through our various systems. To date, we monetize just shy of $50 billion of that activity and we are growing significantly at 36% year-over-year in capturing that opportunity. Next slide.

So, I mentioned the scaling of the Business Payments Network. This slide endeavors to demonstrate that. So two interesting statistics: payments process and transactions process are good indicators of our growth. They also happen to be unit drivers of our revenue. And what was $170 million in volume throughput through the BPN 2017 is now at a run rate of north of $5 billion. Transactions have grown at a similar exciting rate, and our revenue derived from that is in excess of 200% per year in growth. Next slide, please?

Just like we serve companies across industries and across size today, the challenge that (inaudible) exist globally. Two hundred and eighty billion global invoices is a significant amount and an opportunity for companies like ours. Today, we support multiple currencies, we deliver invoices to users in more than 190 countries, our platform supports multiple languages and we are well down the path toward achieving regulatory compliance both within North America and beyond.
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South Mountain Merger Corporation – Billtrust and South Mountain Merger Corporation Transaction Announcement
And with that, I will turn it over to Mark.

Mark Shifke

Thanks, Steve.

We generate revenue through subscriptions, transaction invoicing, transaction payments and services. All new business coming in other than rent and services is subscription or transaction payments revenue.

Let’s turn to the next slide.

And there you can see our strong historical growth and our operating metrics. The number of (inaudible) presented over the past three years has grown at a 15% CAGR. Total payment volume has grown at a 37% CAGR over that same timeframe. In card payments, as a subset of TPB, grew at a 39% CAGR. All of this is organic growth. And this performance has driven the revenue and gross profit growth, you’ll see on the next slide.

Our primary focus is on software and payments, which is driving the results. Net revenue grew at an 18% CAGR over the last three years, masking the 25% growth in software and payments. And that strong software and payments growth is what has driven the 21% growth in gross profit and gross margin improvement of 400 basis points.

Let’s turn to the next slide.

Now this shows the impact of COVID-19 on our business, which we believe is mostly behind us. The top graph shows the same cohort of customers year-over-year in respect of (inaudible). You can see the big decline in April and May, followed by a swift and sustainable recovery. The bottom graph explains why. Over the 90% of our net revenue comes from industries that either thrived during COVID or were relatively neutral.

And this brings us to our first half year results, which we can look at on the next slide.

Even with COVID, we grew net revenues by 11% year-over-year, again, masking even stronger growth in software and payments at 19%. It is this outperformance of software and payments that is driving the gross profit growth of 18%, and gross margin expansion of 400 basis points.

Let’s turn to the next slide.

Looking ahead, we see a continuation of our strong growth trajectory, with a 19% net revenue CAGR through 2022, driven by 24% growth in software and payments, and a 20% gross profit CAGR with a corresponding 200 basis point improvement in gross margins.

On the next slide, you can see the progress we’ve made focusing on software and payments, which went from 64% of net revenue in 2017 to 71% last year. We expect that mix shift to continue with software and payments revenue reaching 83% of net revenues in 2022, as we continue to shift customers from print to digital, and we make progress against the enormous opportunity to monetize payments and BPN.

Lastly, and on the next slide, I’d like to touch on our long-term outlook.

We believe we can achieve gross margins of 80% plus, with sales and marketing at 25%, R&D 20%, and G&A 10% of net revenue. Our long-term Adjusted EBITDA margin target is 25% plus.
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South Mountain Merger Corporation – Billtrust and South Mountain Merger Corporation Transaction Announcement
I’d now like to turn it back over to Chuck to review the transaction details.

Chuck Bernicker

Thanks, Mark.

As you can see, on the transaction overview, the valuation represents a four revenue multiple of 10.5 times. We are delivering a debt-free balance sheet with the $200 million of cash providing significant capital flexibility for continued growth both organically and inorganically. Existing shareholders are extremely committed with significant roll-over equity and modest secondary (inaudible). Next slide, please?

We believe this is a terrific entry point for our pure play B2B company. Billtrust is a market leader in AR automation with an enormous TAM, strong industry tailwinds, a company with 100%-plus revenue retention, strong revenue growth, high revenue visibility and expanding margin profile.

Again, I’d like to thank everyone for joining us and taking the time to listen to this incredible opportunity. If you have any questions, please direct them to our financial and capital markets advisers at JP Morgan, Citi, or to ICR. Thanks and have a great day.

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